Mail Stop 3561

October 28, 2009

P. Stephen Appelbaum
Principal Financial Officer
Cass Information Systems, Inc.
13001 Hollenberg Drive
Bridgeton, Missouri  63044

      **Re:    Cass Information Systems, Inc.**
               **Form 10-K for the Fiscal Year Ended December 31, 2008**
               **Filed March 12, 2009**
               **File No. 333-44497**

Dear Appelbaum:

      We have reviewed your response letter dated October 9, 2009 and have the following comments.  You should comply with these comments in all future filings, if applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Balance Sheets, page 28

1.     We note your response to comment seven of our letter dated September 15, 2009. We read your response in which you stated, "[a]ccounts and drafts payable are generated when the Company receives payment from the Customer."  Please address the following:

- We assume you are investing the cash remitted by your customers in the available-for-sale portfolio prior to submitting payment to the vendors.  If our assumption is not correct, please explain.

- Please explain to us why the accounts and drafts payable balance as of December 31, 2008 was significantly in excess of your cash and available-for-sale balances.  In this regard, please explain to us if the cash remitted to you from your customers is being utilized to make loans within your Commercial Banking Operations.  If so, please explain to us if there are any regulatory or customer contract concerns over the use of customer funds to make loans as opposed to satisfying your accounts and drafts payable liability.

Note 18 – Industry Segment Information, page 49

2.      We note your response to comment 10 of our letter dated September 15, 2009.  We assume the sale of loans from your Banking Services segment to your Information Services Segment is at book value.  If not, then please explain.  Further, please explain if there are any regulatory concerns or restrictions associated with the sale of such loans to your Information Services Segment.  Please clarify if the sold loans no longer support your deposit liability.  Lastly, explain to us what consideration was given to separately classifying the Information Services loans on your consolidated balance sheets since it appears these loans could no longer be used to satisfy your Commercial Bank's deposit liability.

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You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or in his absence, Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding these comments.  Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director